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                           THIRD AMENDED AND RESTATED

                            ARTICLES OF INCORPORATION

                                       OF

                              MINDLEADERS.COM, INC.

         FIRST: The name of the corporation shall be MindLeaders.com, Inc.

         SECOND: The place in Ohio where the principal office of the corporation is to be located is in the City of Columbus, County of Franklin.

         THIRD: The purpose for which the corporation is formed is to engage in any lawful act or activity for which corporations may be formed under Sections 1701.01 to 1701.98 of the Ohio Revised Code.

         FOURTH: The authorized number of shares of the corporation shall be forty-five million (45,000,000), of which forty million (40,000,000) shares shall be Common Shares, no par value, and five million (5,000,000) shares shall be Preferred Shares, no par value.

         Each outstanding Common Share shall entitle the holder thereof to one vote on each matter properly submitted to the shareholders for their vote, consent, waiver, release or other action. No shareholder of the corporation shall have, as a matter of right, the right to vote cumulatively in the election of directors.

         The directors of the corporation may adopt an amendment to the Third Amended and Restated of Incorporation determining the express terms, within the limits set forth in Chapter 1701 of the Ohio Revised Code, of any class of shares before the issuance of any shares of that class, or of one or more series within a class before the issuance of any shares of that series. No vote of the holders of Common Shares, as a class, shall be required in connection with the authorization by the directors of shares of any class, or series of any class, that are convertible into Common Shares.

         FIFTH: The directors of the corporation shall have the power to cause the corporation from time to time and at any time to purchase, hold, sell, transfer or otherwise deal with (A) shares of any class or series issued by it,
(B) any security or other obligation of the corporation which may confer upon the holder thereof the right to convert the same into shares of any class or series authorized by the articles of the corporation, and (C) any security or other obligation which may confer upon the holder

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thereof the right to purchase shares of any class or series authorized by the articles of the corporation. The corporation shall have the right to repurchase, if and when any shareholder desires to sell, or on the happening of any event is required to sell, shares of any class or series issued by the corporation. The authority granted in this ARTICLE FIFTH of these Amended Articles shall not limit the plenary authority of the directors to purchase, hold, sell, transfer or otherwise deal with shares of any class or series, securities, or other obligations issued by the corporation or authorized by its articles.

         SIXTH: No shareholder of the corporation shall have, as a matter of right, the right to vote cumulatively in the election of directors.

         SEVENTH: No shareholder of the corporation shall have, as a matter of right, the pre-emptive right to subscribe for or purchase any part of any new or additional issue of shares of any class whatsoever, or of securities convertible into any shares of any class whatsoever, whether now or hereafter authorized and whether issued for cash or other consideration or by way of a dividend.

         EIGHTH: Section 1701.831 of the Ohio Revised Code does not apply to control share acquisitions of shares of the corporation.

         NINTH: These Third Amended and Restated Articles of Incorporation take the place of and supersede the Second Amended and Restated Articles of Incorporation of the corporation.















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